Exhibit 99.1

Westport Fuel Systems Closes the Second Divestiture Action of the Industrial Group for $17.5 Million USD

VANCOUVER, June 1, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced the closing of the sale of assets related to its Impco Industrial Mobile and Stationary Equipment business for a total of $17.5 million US dollars. Net proceeds to the company at closing were approximately $15 million US dollars, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses.

"We are pleased to have completed another transaction as part of our portfolio review that began with the closing of the merger with Fuel Systems in June of 2016. This transaction will further strengthen our balance sheet and focus our activities," stated Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "By exiting our industrial business, we will concentrate on growing market share for our alternative fuel solutions in the automotive and transportation sectors."

J.P. Morgan acted as financial advisor for Westport Fuel Systems on the transaction.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

This press release contains forward-looking statements, including statements regarding the timing for and ability to complete the referenced asset sales. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/01/c8109.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 01-JUN-17